List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
12 February 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Interim results for the six months ended 31 December 2008. (12 February 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 12 February 2009	By	/s/S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Half year results, six months ended 31 December 2008

In a difficult market environment Diageo has delivered 3% organic net sales growth, 6% organic operating profit growth, 21% reported eps growth and maintained its financial strength.

Results at a glance

		First half F’09	First half F’08	Reported movement	Organic movement

Volume in millions of equivalent units		78.5	78.9	(1)%	(2)%
Net sales after deducting excise duties	£ million	5,068	4,287	18%	3%
Operating profit before exceptional items	£ million	1,649	1,414	17%	6%
Operating profit	£ million	1,636	1,414	16%	6%
Profit attributable to parent company’s equity shareholders [1]	£ million	1,137	975	17%
Basic eps [1]	pence	45.6	37.6	21%

1   For six months ended 31 December 2008 reported tax rate 15% (2007 tax rate 26%).  Includes exceptional items.

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2008 said:

“Diageo's performance in this first half again demonstrates the resilience we have from our brand range across categories, price points and geography. The global economic slowdown has affected business in the period and in November and December this impact was more pronounced. In this difficult market environment Diageo has delivered 3% organic net sales growth, 6% organic operating profit growth and 9% underlying eps growth and we have maintained our financial strength.  We have delivered value in the half from the brands we have added, Ketel One, Rosenblum Cellars and Zacapa. In addition we have benefited from exchange rate movements given the scale of our business in the United States and Europe and a reduction in our tax rate.  This has resulted in 21% growth in reported eps for the period.

“We have returned £0.9 billion to shareholders in the half. Our share buyback programme slowed as we maintained our conservative approach to balance sheet management.

“Current economic trends indicate that consumer confidence will reduce further and the outlook for the second half is more difficult to predict. However, across Diageo we have an experienced management team which combined with the consumer appeal of our brands, the effectiveness of our routes to market and our geographic diversity gives us confidence in our business. In the second half we will be yet more agile in our response to changing consumer demand and we will continue to invest behind our business while achieving efficiencies across the regions particularly in marketing spend where we are seeing strong media rate deflation. Given these strengths, albeit with more uncertainty about the wider economic environment, we believe we can deliver organic operating profit growth for the full year in the range of 4% to 6%. We will continue to preserve our advantaged financial position and therefore we would not envisage reopening the share buyback programme in the current calendar year.

“In the second half we will implement a restructuring programme designed to ensure that Diageo emerges from this challenging time with improved routes to market, even stronger brand positions and enhanced financial strength.  Anticipated full year savings, in both cost of goods sold and overheads, of £100 million will accrue largely in fiscal 2010. Restructuring costs, amounting to approximately £200 million will be taken as an exceptional charge in the second half. Continued positive exchange rate impacts and the lower tax rate mean that growth in reported eps after the exceptional item will be double digit ”.

Highlights

•	New brand additions, primarily Ketel One, contributed £97 million to net sales and £46 million to operating profit
•	Organic marketing spend decreased 1% as cost efficiencies were delivered from media rate deflation and spend on ready to drink was reduced
•	Organic operating margin improved a further 0.4 percentage points
•	Exchange rate movements, excluding the impacts of IAS 21 and IAS 39, increased operating profit by £103 million and net finance charges by £49 million
•	9% underlying growth in eps before exceptional items using an underlying tax rate of 22% (2007 - 26%) and adjusted for foreign exchange and acquisitions
•	Free cash flow of £387 million
•	Interim dividend per share increased by 5.3% to 13.9 pence
•	£879 million returned to shareholders: £527 million in dividends and £352 million of share buybacks

Unless otherwise stated in this announcement: net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share.  See page 31 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to underlying eps.

Regional summary

North America – Benefiting from brand range and superior route to market to deliver growth as industry slows

•	Volume up 2%
•	Net sales up 4%
•	Marketing spend down 6%
•	Operating profit up 7%

In North America the worsening economic environment has increasingly impacted consumer demand in the period. While US spirits’ industry volume growth has slowed, Diageo maintained its 30.4% share and continued to outperform major competitors. Spirits net sales grew 8% as a result of 3% volume growth and price increases. This was driven by the performance of Smirnoff, Captain Morgan, Crown Royal and Ciroc in the US and strong growth across spirits brands in Canada. Beer net sales declined 2% and ready to drink declined with net sales down 10%. Wine net sales were down 7% as the consumer slowdown has led to consumers switching to less expensive wine varieties.

The new brand additions Ketel One, Rosenblum Cellars and Zacapa have all performed well and delivered £92 million of net sales in the half.

Marketing spend was down as a result of the decision to reduce spend on ready to drink brands and as a result of the deflation in media rates. This was partially offset by increased activity on spirits brands especially Smirnoff, Jose Cuervo, Captain Morgan and Ciroc.

Europe - Economic conditions in Spain deteriorated and beer markets were weak

•	Volume down 5%
•	Net sales down 3%
•	Marketing spend down 4%
•	Operating profit down 4%

The overall performance in Europe was primarily driven by the weaker Spanish market. Net sales there declined 18% as the worsening economy led to a steep decline in consumer demand and reduced distributor and wholesaler ability to fund stock at previous levels.  The weak beer market in Western Europe also impacted performance. This offset continued strong growth in Russia in the half and growth in Continental Europe.  From a category perspective in Europe, spirits net sales were down 2%, beer was down 4%, ready to drink down 12% and wine down 2%. Overall net sales declined at a slower rate than volume as a result of price increases taken across the region, driving two percentage points of price/mix. Marketing spend has benefited from procurement efficiencies resulting from deflation in media rates.

International - Strong performance in Africa and price increases in Latin America drove net sales growth in the region

•	Volume down 2%
•	Net sales up 11%
•	Marketing spend up 2%
•	Operating profit up 11%

The International region is again the key contributor to Diageo’s growth.  The performance in Africa remained very strong and in the half net sales grew 20% primarily driven by the continued strong performance of Guinness up 25%. In Latin America Diageo’s three largest markets, Venezuela, Brazil and Mexico each delivered double digit net sales growth.  Elsewhere in Latin America and the Caribbean there has been an increasingly difficult trading environment as a result of slowing economic growth and currency devaluation, however Diageo has successfully managed these market conditions and delivered net sales growth primarily driven by price increases across the scotch brands in the region. However volume was impacted and led to the overall decline in volume in the region. The impact of the slowing global economy on travel has led to a significant slowdown in global travel retail and volume was down but net sales grew slightly. Following a number of years of building marketing spend to optimum levels in Latin America and Caribbean, spend in the half was in line with the prior period.  In Africa marketing spend increased mainly behind the growth of scotch, beer and ready to drink brands.

Asia Pacific - Strong growth in spirits and beer across Asia Pacific offset by ready to drink decline in Australia post the excise duty increase

•	Volume down 8%
•	Net sales up 2%
•	Marketing spend up 12%
•	Operating profit down 5%

In Asia Pacific the decline in ready to drink in Australia, following a significant increase in duties for ready to drink at the end of the last financial year, reduced volume growth by 4 percentage points and net sales growth by 6 percentage points. The region delivered spirits net sales growth of 11% (excluding ready to drink) and 16% growth in beer. This led to further share gains across important categories such as scotch in China. The benefit of the return to in-market distribution in Korea was somewhat offset by the decline in the scotch category as a result of the marked economic slowdown there.  Investment in the in-market organisation in China, India and Vietnam increased costs in the period, which contributed to the fall in operating profit.

Financial

•
The deficit in respect of post employment plans increased by £69 million from £408 million at 30 June 2008 to £477 million at 31 December 2008. For the full year ending 30 June 2009, finance income under IAS 19 is expected to be minimal compared with the benefit of £46 million in the year ended 30 June 2008.

•
In the six months ended 31 December 2008, exchange rate movements (excluding the exchange impact under IAS 21 and IAS 39) increased operating profit by £103 million and increased net finance charges by £49 million.

•
For the year ending 30 June 2009, at current exchange rates, foreign exchange movements (excluding the exchange impact under IAS 21 and IAS 39) are forecast to increase operating profit by approximately £210 million and increase the interest charge by approximately £80 million.

•
For the year ending 30 June 2010, at current exchange rates, foreign exchange movements (excluding the exchange impact under IAS 21 and IAS 39) are estimated to increase operating profit by £200 million and increase the interest charge by £30 million.

Brand summary

	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %

Global priority brands	(3)	3	(3)	16
Local priority brands**	(2)	3	6	26
Category brands**	(1)	5	(1)	17
Total	(2)	3	(1)	18

Key spirits brands*:
Smirnoff	1	8	1	22
Johnnie Walker	(6)	5	(6)	14
Captain Morgan	7	13	7	33
Baileys	(5)	(2)	(5)	11
JεB	(13)	(9)	(13)	3
Jose Cuervo	(2)	2	(2)	23
Tanqueray	(5)	(4)	(5)	15
Crown Royal - North America	6	6	6	29
Buchanan’s – International	(9)	6	(9)	11
Windsor - Asia Pacific	(24)	31	(24)	23

Guinness	(1)	7	(1)	21

Ready to drink***	(15)	(12)	(13)	(2)

*	Spirits brands excluding ready to drink
**
Brand additions Ketel One vodka and Rosenblum Cellars wine are included as local priority brands in North America and are reported as category brands in other regions. Zacapa rum is reported as a category brand globally.

***	The transfer of Smirnoff ready to drink brands to the new joint venture company in South Africa has resulted in a difference between reported and organic volumes

Management reports

The interim report for the six months ended 31 December 2008 forms one of the management reports Diageo is required to publish under the EU Transparency Directive. Diageo will issue the next interim management statement on 7 May 2009. The year end preliminary results announcement will be issued on 27 August 2009.

BUSINESS REVIEW
For the six months ended 31 December 2008

OPERATING REVIEW – analysis by business area

North America

Summary:

•	Growth of standard and premium spirits brands has driven overall growth
•	Price increases across most brands drove net sales growth
•	Innovation again drove significant net sales growth
•	Marketing was refocused against changing consumer demand and media efficiencies were delivered
•	The integration of Ketel One was completed and brand performance has benefited from integration into Diageo’s distribution network

Key measures:	First half F’09	First half F’08	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			6	2
Net sales	1,755	1,321	33	4
Marketing spend	237	201	18	(6)
Operating profit	682	491	39	7

Reported performance:

Net sales were £1,755 million in the six months ended 31 December 2008 up £434 million from £1,321 million in the comparable prior period. Reported operating profit increased by £191 million from £491 million to £682 million in the six months ended 31 December 2008.

Organic performance:

The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $2.03 in the six months ended 31 December 2007 to £1 = $1.66 in the six months ended 31 December 2008.  Exchange rate impacts increased net sales by £274 million and acquisitions increased net sales by £92 million; there was an organic increase in net sales of £68 million. Exchange rate impacts increased operating profit by £108 million, acquisitions increased operating profit by £44 million and there was an organic increase in operating profit of £39 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	1	2	1	23
Local priority brands**	2	2	25	50
Category brands**	4	15	4	39
Total	2	4	6	33

Key spirits brands*:
Smirnoff	4	13	4	36
Johnnie Walker	(1)	(3)	(1)	18
Captain Morgan	7	12	7	36
Baileys	-	3	-	23
Jose Cuervo	-	2	-	25
Tanqueray	(8)	(7)	(8)	13
Crown Royal	6	6	6	29

Guinness	(7)	(3)	(7)	16

Ready to drink	(12)	(10)	(12)	8

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka and Rosenblum Cellars wine, are included in local priority brands. Zacapa rum is included in category brands.

In the first half, volume growth of the beverage alcohol market in North America slowed. Growth has also shifted from the super and ultra premium segments to value and premium brands. Diageo’s strong position in the premium segment has however driven volume growth of 3% in spirits, excluding ready to drink.  Spirits' stock levels (measured as future days' sales) are estimated to have risen at the period end with higher distributor stock levels partially offset by lower retail stocks. The planned stock reduction in beer and malt based ready to drink brands was the main driver of a volume decline of 5% in beer and 12% in ready to drink. The slowdown in the wine category led to an 8% decrease in volume of Diageo wines.  Price increases across many brands helped drive total net sales up 4% despite negative mix as a result of stronger growth in premium brands than deluxe brands. Innovation in the half drove 30% net sales growth led by Captain Morgan 100 and Baileys Coffee.

Smirnoff delivered another strong performance in the first half growing volume 4% driven by continued effective media campaigns that reinforced the quality message first endorsed by The New York Times blind taste test. The Smirnoff James Bond Campaign has promoted responsibility in addition to building brand equity.  Price increases on approximately 80% of the volume together with mix improvements drove net sales growth of 13%.  Smirnoff Flavours grew volume 12% on the introduction of two new flavours, White Grape and Passion Fruit. While Smirnoff is outperforming its major competitors, it lost some share to new premium brands and some lower end brands.

The scotch category declined as consumers traded out of super premium and deluxe segments.  Johnnie Walker volume declined 1% and negative mix reduced net sales by 3%. Price increases were taken on 65% of volume increasing Johnnie Walker’s price premium to competitors, however Johnnie Walker still gained 0.4 percentage points of share.

Captain Morgan volume grew 7% driven by the new launches of Captain Morgan 100 and Parrot Bay Key Lime.  Price increases across over 50% of Captain Morgan Original Spiced rum volume led to net sales growth of 12% and Captain Morgan grew share 0.2 percentage points.

Baileys maintained volume in one of the most difficult segments of the spirits category gaining share of 0.4 percentage points. The introduction of Baileys Coffee with increased TV advertising and support for the launch over the holiday period offset a decline in Baileys Original and weakness in other Baileys Flavours.  Price increases on Baileys Original drove net sales growth of 3%.

Jose Cuervo volume was flat despite growth in the premium segment through Jose Cuervo Classico.  Price increases in most markets helped drive net sales growth of 2%. Share increased 0.4 percentage points, with Jose Cuervo Especial growing 1.8 percentage points.

Tanqueray volume declined 8% as it lapped the Rangpur launch of the previous period.  Price increases only partially offset volume declines with net sales down 7%. The imported gin segment lost share to domestic gin, a reversal of last year’s trend and Tanqueray lost 1.1 percentage points of share.

Crown Royal total volume increased 6% on the strong growth of Crown Royal Canadian Whisky.  Lower volume growth on the higher marques, such as Crown Royal Cask 16, which lapped a successful initial launch, led to negative mix and therefore net sales also grew by 6% despite price increases taken on 85% of volume.  Crown Royal remained the best performing Canadian whisky and gained share.

Guinness volume declined by 7% as the planned stock reduction was implemented.  Price increases on over half the volume of packaged Guinness and on kegs led to a net sales decline of only 3%.  Guinness share was down 0.1 percentage points.

Local priority brands grew both volume and net sales 2% driven by the performance of Crown Royal and good growth in Buchanan’s, volume up 7% and net sales up 8%, and in Seagram’s 7, volume up 3% and net sales up 11%, offset by the decline of US wine brands.  Wine volume was down 10% while price increases led to 9% decline in net sales.  Weakness in Beaulieu Vineyard, Sterling and Chalone was slightly offset by the introduction of an organic Sterling line.

The performance of Ketel One and Rosenblum Cellars has benefited from the integration into Diageo’s superior distribution network in the US.

Category brand volume grew by 4% and net sales grew 15% driven by growth of the vodka category. In contrast to the consumer trend away from super and ultra premium brands to premium and value brands Ciroc achieved an outstanding performance as volume and net sales trebled albeit from a small base. Growth was also seen across Gordon’s vodka, volume up 3% and net sales up 8%, Popov, volume up 8% and net sales up 15% and Bushmills, volume up 2% and net sales up 4%. Growth was tempered by a decline in Godiva and in Diageo’s French Agency brands, which declined as consumers switched to domestic and less expensive varieties.

There has been an encouraging start for Zacapa with the brand seeded in high end and high volume on and off premise outlets.

Ready to drink volumes declined 12% driven mainly by the planned stock reduction in malt based ready to drink products and the overall decline in the segment.  The introduction of three new Smirnoff Ice Flavours and the success of Smirnoff Cocktails led to mix improvement and net sales decreased by 10%.

The overall reduction in marketing spend reflects the decision to reduce spend on beer and ready to drink brands and marketing efficiency benefited from deflation in media rates. Spend on spirits brands increased by 1% focused on Smirnoff, Captain Morgan and Jose Cuervo. Spend was also increased on Ciroc, fuelling the strong performance of the brand. Tactical support at the local and regional level was increased on select value and popular brands to reflect changes in consumer demand.

Europe

Summary:

•	Deteriorating economic situation in Spain was the key driver of the region’s performance
•	Volume decline in beer, however Guinness gained share both in Great Britain and in the on-trade in Ireland
•	Strong performance in Russia in the half
•	Spirits brands performed well in Great Britain

Key measures:	First half F’09	First half F’08	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			(5)	(5)
Net sales	1,560	1,433	9	(3)
Marketing spend	248	228	9	(4)
Operating profit	534	509	5	(4)

Reported performance:

Net sales were £1,560 million in the six months to 31 December 2008 up by £127 million from £1,433 million in the comparable prior period. Reported operating profit increased by £25 million to £534 million in the six months to 31 December 2008.  Exceptional costs of £13 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the six months ended 31 December 2008. Reported operating profit excluding exceptional items increased by £38 million to £547 million in the six months ended 31 December 2008.

Organic performance:

The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.43 in the six months ended 31 December 2007 to £1 = €1.21 in the six months ended 31 December 2008. Exchange rate impacts increased net sales by £163 million. Acquisitions increased net sales by £4 million and there was an organic decrease of £40 million. Exchange rate impacts increased operating profit by £63 million. Exceptional costs decreased operating profit by £13 million and there was an organic decrease in operating profit of £25 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(5)	(2)	(5)	9
Local priority brands	(6)	(5)	(6)	7
Category brands**	(4)	(2)	(3)	10
Total	(5)	(3)	(5)	9

Key spirits brands*:
Smirnoff	(4)	-	(4)	9
Johnnie Walker	2	7	2	23
Baileys	(5)	(4)	(5)	7
JεB	(13)	(12)	(13)	2

Guinness	(8)	(2)	(8)	7

Ready to drink	(18)	(12)	(18)	(4)

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

In Europe the worsening economic environment has led to a decline in beverage alcohol consumption in many markets and has led to further momentum behind the switch from on-trade to off-trade.  Diageo’s performance reflects this wider trend, however it also reflects out-performance in Great Britain, continued positive performance in Continental Europe and strong growth in Russia.  Price increases offset duty increases and delivered 2 percentage points of price/mix.

In Great Britain net sales were down 1% driven by the decline in the beer category and in ready to drink offset by a strong spirits performance which benefited from price increases in the second half of the year ended 30 June 2008. Advertising and promotional spend also declined by 1% primarily as a result of Guinness lapping increased spend in the prior year during the Rugby World Cup.

Performance in Ireland was impacted by the further decline in the total alcoholic drinks market where volume declined 3% and sales declined 2%. Against this, Guinness net sales have grown 2% and share has increased in both the Republic of Ireland and Northern Ireland on-trade channels. Local priority beer brands net sales were down 6%.  Harp gained share in the key Northern Ireland on-trade following the successful launch of Harp Ice Cold.

In Spain a gradual deterioration in trading conditions became a steep decline during November across virtually all consumer driven categories leading to a volume decline of 20% and a net sales decline of 18%. While JεB has held share of scotch, consumers traded down particularly in the off-trade where value brands and the discount channel are gaining share.

Smirnoff volume was down 4% and net sales were flat driven by the brand’s performance in Great Britain where volume was down 5% however net sales were up 2% as a result of price rises introduced in the second half of fiscal 2008. Despite increasing competition from value brands, Smirnoff maintained its position as the number one premium spirit in Great Britain. Elsewhere, volume growth in Continental Europe offset further volume declines in Ireland and Spain while price increases were achieved across the region.

Johnnie Walker volume was up 2% with strong performances in Continental Europe and Russia partly offset by a decline in Iberia. In Russia print and digital campaigns based on Johnnie Walker Strides drove volume of the trademark up 6% with a strong performance  of Johnnie Walker Red Label. Johnnie Walker Black Label performed well in the Russian domestic market though overall volume was down due to de-stocking in the duty free channel. Net sales increased 7% as a result of the continuation of our scotch pricing strategy implemented in fiscal 2008.

Baileys volume was down 5% and net sales down 4%. The overall decline is mainly due to the performance in Iberia where despite the weakness in the category Baileys has maintained share through relevant investment in key growth drivers. In Great Britain Baileys showed good volume and net sales growth in both the core brand and Baileys Flavours variants following introduction of a new bottle design and strong gifting focus.

JεB volume was down 13% and net sales were down 12%. In Iberia JεB volume declined 25% as a result of both the sharp and accelerated decline in consumption from November and the impact of Diageo’s decision not to supply to a number of customers to minimise the risk of credit defaults.

Guinness volume was down 8% and net sales were down 2%. In Great Britain, against a declining beer market and a strong prior year including the positive impact of the Rugby World Cup, Guinness has achieved 24 consecutive months of share growth achieving its highest ever share of the beer market. This growth has been driven by a shift in strategy to focus on less frequent purchasers and through driving footfall into the on-trade supported by the successful execution of the 17:59 campaigns. Guinness in Ireland has maintained the strategy to invest behind strong share of voice growth through the ‘It’s Alive Inside’ communications platform, helping to drive share gains in the key on-trade channels and overall year on year net sales growth for the brand.

Local priority brands volume was down 6% and net sales were down 5% driven by local beer brands in Ireland reflecting the decline in the category and Cacique and Cardhu in Iberia. Cacique was impacted in part by supply issues out of Venezuela whilst Cardhu performance suffered from the weak market and on-trade contraction in Spain.

Category brands have improved gearing as a result of the scotch pricing strategy and improved mix from Diageo’s range of scotch brands.

Ready to drink volume has declined 18% versus the prior period driven by further segment weakness in Great Britain where Smirnoff Ice was down 23% but the brand gained share in the segment.

Marketing spend in Spain was reduced, though marketing as a percentage of net sales has increased.  Spend was reduced on beer brands in Ireland in line with the category decline while spend was increased in Russia behind Johnnie Walker.

International

Summary:

•	Strong performance in Africa and price increases across the scotch brands in International drove net sales growth of 11%
•	Continued strong performance by Guinness driving volume and net sales growth in Africa
•	Marketing effectiveness in Latin America was offset by increased spend on scotch, beer and ready to drink in Africa

Key measures:	First half F’09	First half F’08	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			(1)	(2)
Net sales	1,237	1,050	18	11
Marketing spend	135	125	8	2
Operating profit	420	347	21	11

Reported performance:

Net sales were £1,237 million in the six months ended 31 December 2008, up £187 million from £1,050 million in the comparable prior period.  Reported operating profit increased by £73 million from £347 million to £420 million in the six months ended 31 December 2008.

Organic performance:

Exchange rate impacts increased net sales by £64 million and increased operating profit by £30 million. Changes in the business model in South Africa and brand additions increased net sales by £1 million and operating profit by £2 million.  There was an organic increase in net sales of £122 million and an organic increase in operating profit of £41 million.

Brand performance:	Organic volume movement**	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands***	(3)	11	(2)	18
Local priority brands	1	12	1	19
Category brands**	(2)	11	(1)	17
Total	(2)	11	(1)	18

Key spirits brands*:
Smirnoff	1	9	1	14
Johnnie Walker	(9)	5	(9)	7
Baileys	(11)	(3)	(11)	5
Buchanan’s	(9)	6	(9)	11

Guinness	6	22	6	42

Ready to drink***	1	12	8	17

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.
***	The transfer of Smirnoff ready to drink brands to the new joint venture company in South Africa has resulted in a difference between reported and organic volumes.

The outstanding growth of Guinness in Africa, net sales up 25%, and the growth in scotch brands in Latin America, net sales up 5%, were the key drivers of overall net sales growth of 11% in the region.

Smirnoff volume grew 1% and net sales were up 9%.  Volume performance was driven by growth in Brazil and South Africa, Smirnoff’s biggest markets in the region. Net sales were driven by price increases in these two markets.

The application of Diageo’s scotch strategy to focus on net sales across all scotch brands in Latin America led to lower volumes but delivered strong price/mix improvement. This impacted Johnnie Walker’s volume performance but led to 5% net sales growth.

Baileys volume was down partly due to temporary disruption in Duty Free channels. However, price increases across Latin America and the Caribbean partially offset this volume impact and net sales decreased 3%.

Buchanan's net sales grew by 6% as price increases were taken in all markets as part of Diageo’s focus on value over volume for scotch. The brand performed strongly in Venezuela, the brand’s biggest market, and Buchanan’s remains the market leader both there and in Mexico. Price increases held back volume in the rest of Latin America.

Guinness continued to drive growth throughout Africa. Guinness grew volume 8% in Africa with strong performances in Nigeria, Cameroon and East Africa. Net sales grew 25% as a result of price increases taken across the region.

Local priority brands grew net sales 12% with consistent performance across many markets. Price increases taken across the scotch brands in Latin America and beer in Africa drove growth especially Buchanan’s in Venezuela and Tusker in East Africa.  Volume grew 1% on the growth of Bell’s in South Africa, Malta in Nigeria and Pilsner and Tusker in East Africa.

Category brands net sales were up 11% primarily as a result of the performance of Cacique in Venezuela and the beer brands Harp in Nigeria, Star in Ghana and Senator in East Africa.

Ready to drink volume increased by 1% and net sales grew 12% on price increases on Smirnoff ready to drink brands in most markets and volume gains in Latin America, especially Brazil, and in Nigeria.  Volume growth in Brazil, Nigeria and Duty Free offset a volume decrease in South Africa.

Africa performed strongly as volume grew 5% and net sales grew 20%. Guinness’ strong performance in Nigeria and Cameroon drove this growth, slightly offset by the impact of supply constraints in Ghana.

Nigeria had a strong performance in the first half.  Volume grew 24% and net sales grew 37% driven mainly by Guinness but also with good performances by Harp and Smirnoff Ice.  Price increases were taken across all brands.  The re-launch of Guinness Malta with new packaging and growth in ready to drink and lager helped drive the strong performance.

Against a tough trading environment in East Africa, East African Breweries Limited grew volume 8% and net sales 11%.  Tusker, Guinness and Senator were the main drivers of the growth.  Price increases offset some mix deterioration as economic instability drove consumers to trade downward.

In Ghana, raw material shortages, especially water, required the production schedule to be reprioritised.  Volume was down 8% affecting Guinness, Guinness Malta and Smirnoff Ice, although price increases on all brands and changes in excise duty offset the volume decrease and net sales grew 23%.

Cameroon also performed well in the first half. Volumes increased by 14% driven by Guinness and Gordon’s Spark.  Net sales grew by 19% as price increases implemented on Guinness fully offset the small price decrease on Malta Quench, which brought it in line with competitor brands.  Although some supply constraints delayed the launch of Smirnoff Ice, its performance has been promising to date.

South Africa continued to grow and net sales increased 10%. Volumes were down 5% as a result of the focus on driving value in scotch.  Bells, JεB and Johnnie Walker all grew share. Total global priority spirits brands grew volume.  This resulted in positive mix, which along with price increases across spirits, grew net sales by 10%.  The transition of ready to drink and beer brands to the new joint venture company in South Africa is progressing smoothly.

In Latin America significant price increases were taken in response to the devaluation of local currencies. This slowed volumes but drove net sales growth on the scotch brands. Stock levels in trade were down due to better control processes, depletions and limit on credit to some customers.

In Mexico volume and net sales growth by Diageo’s scotch brands drove very strong performance. Diageo made share gains in the scotch category, which was the fastest growing spirit category in the half.

In Paraguay, Uruguay and Brazil falling volumes were turned into low double-digit net sales growth with price increases to reflect currency devaluations, positive brand mix and stronger growth in Brazil where growth in Smirnoff and the reserve brands helped grow the top line.

In Venezuela net sales grew by 10% with price increases on the majority of brands and mix improvement in rum and ready to drink.  Strong volume performance of Cacique up 26% was offset by losses in Johnnie Walker as it lapped increased customer buy-in in the prior period ahead of a January 2008 price increase.

Global Travel and Middle East has been impacted as global economic weakness has led to a slowdown in travel retail. Scotch volume declined while non-scotch performance was flat as declining Baileys and Gordon’s volume was offset by the growth of Captain Morgan, Tanqueray and Smirnoff. Net sales increased by 1% as the result of price increases taken in the second half of the previous financial year.

Marketing spend in the region increased 2% as effectiveness in Latin America was offset by increased spend on scotch in South Africa, beer in Nigeria and ready to drink across Africa.

Asia Pacific

Summary:

•	The decline in the ready to drink segment in Australia significantly impacted regional volume and net sales growth
•	Continued top line growth in China, India and Vietnam
•	Continued share gains in scotch in China
•	Continued organisational investment in China, India and Vietnam increased overheads and reduced operating profit

Key measures:	First half F’09	First half F’08	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			(8)	(8)
Net sales	477	438	9	2
Marketing spend	112	89	26	12
Operating profit	93	99	(6)	(5)

Reported performance:

Net sales were £477 million in the six months ended 31 December 2008, up £39 million from £438 million in the comparable prior period.  Reported operating profit decreased by £6 million from £99 million to £93 million in the six months ended 31 December 2008.

Organic performance:

Exchange rate impacts increased net sales by £28 million.  There was an organic increase in net sales of £11 million.  Exchange rate impacts decreased operating profit by £1 million. There was an organic decrease in operating profit of £5 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(7)	3	(7)	11
Local priority brands	(13)	7	(13)	7
Category brands**	(11)	(5)	(10)	4
Total	(8)	2	(8)	9

Key spirits brands*:
Smirnoff	4	18	4	26
Johnnie Walker	(10)	6	(10)	14
Bundaberg rum	30	43	30	48
Windsor	(24)	31	(24)	23

Guinness	16	18	16	31

Ready to drink	(33)	(30)	(33)	(26)

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

Smirnoff continues to grow with volumes up 4% driven by India and Australia.  A focus on Smirnoff Flavours in these markets, the growth of Smirnoff Black in Australia combined with price increases in August and promotions focused on the mixability of Smirnoff in India have improved net sales by 18%.

Johnnie Walker volume was down as reduced trade stock levels were partially offset by continued growth in super premium in China and Thailand. Net sales grew 6% as a result of price/mix benefits including a strategy to focus on Johnnie Walker Blue Label in China through sponsorship and advertising.

In Australia Bundaberg benefited from the decline in the ready to drink segment resulting in a 30% increase in volume and 43% increase in net sales.

Windsor in Korea drove the decline in local priority brand volume reflecting the move back to in-market distribution. Despite the reduction in volume net sales increased by 31% reflecting higher net sales per case in Korea with the return to the normal route to market. In the comparable prior period sales were recognised at the time stock was transferred to the distributor while net sales per case were reduced to reflect the transfer of costs, including marketing spend to the distributor. The net impact in the prior period was to increase volume and reduce net sales per case, marketing spend and operating profit.

Guinness volume increased 16% and net sales increased 18%. This growth was achieved by a strong performance in Malaysia and Indonesia reflecting both the resilience of the beer market in the current economic climate and the growing strength of the brand in the region.

The decline in category brands was driven mainly by the decline of ready to drink in Australia due to the higher duty rate.  Australia remains the key market for Diageo’s ready to drink brands in Asia Pacific.  A 70% duty increase on spirit-based ready to drink brands imposed by the Australian government in April 2008 has resulted in a decrease of 34% in volume and 32% in net sales in Australia.

In India volume grew 18% as Diageo’s Bottled in Origin business grew especially in travel retail following the reopening of a number of duty free shops at airports in the second half of last year.  Increased focus on deluxe and super deluxe brands has increased net sales by 42%.

In China the volume performance was impacted by the economic slowdown which reduced credit and led to lower inventories in some parts of the supply channel.  This led to a decline in Johnnie Walker volume of 14%.  However net sales of Johnnie Walker grew 8% mainly due to price increases across all variants in the second half of last year, coupled with a focus on super premium brands through sponsorship and advertising.  Diageo China volume was up strongly, albeit from a small base, as JεB, Dimple and Smirnoff all performed well in the modern on-trade which was less affected by the decline in economic conditions.

Despite the decline in the scotch category in Taiwan, total volume grew 24% and net sales by 20% mainly driven by the performance of Johnnie Walker and Singleton. This was the result of successful advertising campaigns coupled with price increases for Johnnie Walker implemented in October 2008.

Marketing in Asia Pacific has increased behind all scotch brands in China and in India where spend increased significantly on Johnnie Walker. Elsewhere in the region spend was in line with last year, although in many markets share of voice increased.

Corporate revenue and costs

Net sales were £39 million in the six months ended 31 December 2008, down £6 million from £45 million in the comparable prior period. Net reported operating costs were £93 million in the six months ended 31 December 2008 and were £32 million in the six months ended 31 December 2007. Certain period on period translation and transaction exchange differences, arising on intra-group trading, are recorded in reported corporate costs, amounting to a £97 million adverse impact in the six months ended 31 December 2008.  Corporate costs on an organic basis were down £15 million and also benefited from a £21 million foreign exchange gain on transactions in respect of the current period.

FINANCIAL REVIEW

Summary consolidated income statement

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Sales	6,691	5,667
Excise duties	(1,623)	(1,380)
Net sales	5,068	4,287
Operating costs	(3,432)	(2,873)
Operating profit	1,636	1,414
Sale of businesses	-	5
Net finance charges	(344)	(156)
Share of associates’ profit after tax	120	105
Profit before taxation	1,412	1,368
Taxation	(211)	(354)
Profit for the period	1,201	1,014

Attributable to:
Equity shareholders	1,137	975
Minority interests	64	39
	1,201	1,014

Sales and net sales

On a reported basis, sales increased by £1,024 million from £5,667 million in the six months ended 31 December 2007 to £6,691 million in the six months ended 31 December 2008. On a reported basis net sales increased by £781 million from £4,287 million in the six months ended 31 December 2007 to £5,068 million in the six months ended 31 December 2008. Exchange rate movements increased reported sales by £670 million and reported net sales by £531 million. Acquisitions resulted in an increase in reported sales of £103 million and reported net sales of £97 million for the period.

Operating costs

On a reported basis, operating costs increased by £559 million in the six months ended 31 December 2008 due to an increase in cost of sales of £327 million, from £1,677 million to £2,004 million, an increase in marketing expenses of £89 million, from £643 million to £732 million, and an increase in other operating expenses of £143 million, from £553 million to £696 million. The impact of exchange rate movements increased total operating costs by £428 million. Exceptional costs of £13 million in respect of the restructuring of Irish brewing operations are included within costs for the six months ended 31 December 2008 (2007 - nil).

Post employment plans

Post employment costs for the six months ended 31 December 2008 of £50 million (2007 - £25 million) comprised charges to operating profit of £50 million (2007 - £48 million) and finance income of nil (2007 - £23 million).

At 31 December 2008, Diageo’s deficit before taxation for all post employment plans was £477 million (30 June 2008 - £408 million).  The increase in the deficit is primarily a result of lower investment returns than expected, a decrease in discount rate assumptions and adverse exchange rate movements partly offset by a decrease in inflation rates.

Operating profit

Reported operating profit for the six months ended 31 December 2008 increased by £222 million to £1,636 million from £1,414 million in the comparable prior period.  Exchange rate movements increased operating profit for the six months ended 31 December 2008 by £103 million.

Acquisitions

Acquisitions made in the second half of the year ended 30 June 2008, principally with respect to Ketel One vodka, Rosenblum Cellars wine and the distribution rights for Zacapa rum, contributed £97 million to net sales and £46 million to operating profit in the six months ended 31 December 2008.

Net finance charges

Net finance charges increased from £156 million in the six months ended 31 December 2007 to £344 million in the six months ended 31 December 2008.

The net interest charge increased by £140 million from £157 million in the comparable prior period to £297 million in the six months ended 31 December 2008. This increase principally resulted from the increase in net borrowings in the period, adverse exchange rate movements of £44 million and an increase in the adverse impact of the revaluation to period end market rates of interest rate swaps under IAS 39 of £27 million.

The income statement interest cover was 6 times and cash interest cover was 9 times.

Other finance charges for the six months ended 31 December 2008 were £47 million (2007 - £1 million net income).  There was a reduction of £23 million in post employment credits from £23 million in the six months ended 31 December 2007 to nil in the six months ended 31 December 2008.  Other finance charges also includes £15 million (2007 - £2 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £4 million (2007 - £5 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £11 million (2007 - £8 million) unwinding of discounts on liabilities and £17 million (2007 – £7 million) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £120 million for the six months ended 31 December 2008 compared to £105 million in the comparable prior period.  Diageo’s 34% equity interest in Moët Hennessy contributed £112 million (2007 - £96 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £44 million from £1,368 million to £1,412 million in the six months ended 31 December 2008.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full year under current legislation.

The reported tax rate for the six months ended 31 December 2008 is 15% compared with 26% for the six months ended 31 December 2007. Factors that reduced the reported tax rate in the period included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions. For the year ending 30 June 2009 the reported tax rate is expected to be 17%, taking into account draft legislation. The underlying tax rate for continuing operations for the six months ended 31 December 2008 was 22% compared with 26% for the six months ended 31 December 2007. The underlying tax rate for the year ending 30 June 2009 is expected to be 24%, taking into account draft legislation.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates and are excluded from organic growth.  Exchange rate movements arising on transactions relating to the current period are included in organic growth.

The estimated effect of exchange rate movements on the results for the six months ended 31 December 2008 was as follows.

Gains/(losses) £ million
Operating profit
Translation impact	154
Transaction impact	(51)
Associates
Translation impact	20
Interest and other finance charges
Net finance charges – translation impact	(49)
Other movements – relating to IAS 21 and IAS 39	(39)
Total exchange effect on profit before taxation	35

	Six months ended 31 December 2008	Six months ended 31 December 2007
Exchange rates
Translation US$/£ rate	1.66	2.03
Transaction US$/£ rate	2.25	1.88
Translation €/£ rate	1.21	1.43
Transaction €/£ rate	1.40	1.41

Outlook for the impact of exchange rate movements:

For the year ending 30 June 2009, applying current exchange rates (US$/£1.49, €/£1.14) for translation exposures for the balance of the year, foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are forecast to increase operating profit by approximately £210 million and increase the interest charge by approximately £80 million.

For the year ending 30 June 2010 at current exchange rates (US$/£1.49, €/£1.14) foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £200 million and increase the interest charge by £30 million.

Dividend

An interim dividend of 13.9 pence per share will be paid to holders of ordinary shares and ADR’s on the register on 6 March 2009.  This represents an increase of 5.3% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2009. Payment to US ADR holders will be made on 14 April 2009. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2009.

Cash flow	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Cash generated from operations	973	830
Interest paid (net)	(199)	(140)
Dividends paid to equity minority interests	(69)	(37)
Taxation paid	(137)	(118)
Net (purchase)/sale of other investments	(11)	6
Net capital expenditure	(170)	(105)
Free cash flow	387	436

Free cash flow decreased by £49 million to £387 million in the six months ended 31 December 2008. Cash generated from operations increased from £830 million to £973 million principally as a result of increased operating profit partially offset by an increase in working capital.  Inventories increased by more than in the prior period partially offset by a smaller increase in both receivables and payables than in the prior period. Net capital expenditure on property, plant and equipment increased £65 million to £170 million in the period, being increased capital expenditure of £47 million and lower disposal proceeds of £18 million.

Balance sheet

At 31 December 2008, total equity was £4,616 million compared with £4,175 million at 30 June 2008.  This increase was mainly due to the profit for the period of £1,201 million partly offset by the dividend paid out of shareholders’ equity of £527 million and the shares repurchased for cancellation of £354 million.

Net borrowings were £8,416 million at 31 December 2008, an increase of £1,969 million from net borrowings at 30 June 2008 of £6,447 million. The principal components of this increase were £354 million (2007 - £492 million) including costs, to repurchase 38 million shares as part of the share buyback programme (2007 – 46.4 million shares), £46 million net repurchase of own shares for share schemes (2007 - £85 million), £64 million in respect of acquisitions (2007 – nil), mainly the purchase of the remaining minority interest in the Russian joint venture and an increase in the shareholding in Sichuan Quanxing Group, adverse exchange rate movements of £1,470 million and £527 million equity dividend paid (2007 - £523 million) partly offset by free cash flow of £387 million.

The share buyback programme has not been activated since 31 December 2008 and it is not envisaged that the buyback programme will be reopened during calendar year 2009.  Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating.  Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals and which could have an impact on its rating.

Economic profit

Economic profit increased by £140 million from £577 million in the six months ended 31 December 2007 to £717 million in the six months ended 31 December 2008.  See page 38 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2008		Six months ended 31 December 2007
	Notes	£ million		£ million

Sales	2	6,691		5,667
Excise duties		(1,623)		(1,380)
Net sales		5,068		4,287
Cost of sales		(2,004)		(1,677)
Gross profit		3,064		2,610
Marketing expenses		(732)		(643)
Other operating expenses		(696)		(553)
Operating profit	2	1,636		1,414
Sale of businesses	3	-		5
Net interest payable	4	(297)		(157)
Net other finance (charges)/income	4	(47)		1
Share of associates' profits after tax		120		105
Profit before taxation		1,412		1,368
Taxation	5	(211)		(354)
Profit for the period		1,201		1,014

Attributable to:
Equity shareholders of the parent company		1,137		975
Minority interests		64		39
		1,201		1,014

Pence per share
Basic earnings		45.6	p	37.6	p
Diluted earnings		45.6	p	37.4	p
Average shares		2,492	m	2,590	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Exchange differences on translation of foreign operations excluding borrowings	1,906	239
Exchange differences on borrowings and derivative net investment hedges	(1,466)	(212)
Effective portion of changes in fair value of cash flow hedges
- Net losses taken to equity	(92)	(16)
- Transferred to income statement	(158)	(46)
Actuarial gains on post employment plans	15	23
Fair value movements on investments available for sale	5	-
Tax on items taken directly to equity	13	2
Net income/(expense) recognised directly in equity	223	(10)
Profit for the period	1,201	1,014
Total recognised income and expense for the period	1,424	1,004

Attributable to:
Equity shareholders of the parent company	1,158	958
Minority interests	266	46
	1,424	1,004

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2008		30 June 2008		31 December 2007
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,878		5,530		4,440
Property, plant and equipment		2,428		2,122		2,008
Biological assets		29		31		2
Investments in associates		2,339		1,809		1,682
Other investments		166		168		124
Other receivables		15		11		19
Other financial assets		622		111		82
Deferred tax assets		590		590		694
Post employment benefit assets		258		47		20
			13,325		10,419		9,071
Current assets
Other investments		8		-		-
Inventories	6	3,353		2,739		2,695
Trade and other receivables		2,992		2,051		2,541
Other financial assets		277		104		69
Cash and cash equivalents	7	2,088		714		811
			8,718		5,608		6,116
Total assets			22,043		16,027		15,187
Current liabilities
Borrowings and bank overdrafts	7	(1,892)		(1,663)		(1,372)
Other financial liabilities		(547)		(126)		(99)
Trade and other payables		(2,565)		(2,143)		(2,180)
Corporate tax payable		(750)		(685)		(799)
Provisions		(82)		(72)		(64)
			(5,836)		(4,689)		(4,514)
Non-current liabilities
Borrowings	7	(9,223)		(5,545)		(5,154)
Other financial liabilities		(260)		(124)		(96)
Other payables		(31)		(34)		(31)
Provisions		(380)		(329)		(278)
Deferred tax liabilities		(962)		(676)		(658)
Post employment benefit liabilities		(735)		(455)		(405)
			(11,591)		(7,163)		(6,622)
Total liabilities			(17,427)		(11,852)		(11,136)
Net assets			4,616		4,175		4,051

Equity
Called up share capital		797		816		832
Share premium		1,342		1,342		1,342
Other reserves		3,228		3,163		3,175
Retained deficit		(1,625)		(1,823)		(1,505)
Equity attributable to equity shareholders of the parent company			3,742		3,498		3,844
Minority interests			874		677		207
Total equity	9		4,616		4,175		4,051

DIAGEO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2008		Six months ended 31 December 2007
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Profit for the period	1,201		1,014
Taxation	211		354
Share of associates’ profits after taxation	(120)		(105)
Net interest and other finance charges	344		156
Gains on sale of businesses	-		(5)
Depreciation and amortisation	136		109
Movements in working capital	(854)		(707)
Dividend income	9		7
Other items	46		7
Cash generated from operations		973		830
Interest received		26		53
Interest paid		(225)		(193)
Dividends paid to minority interests		(69)		(37)
Taxation paid		(137)		(118)
Net cash from operating activities		568		535

Cash flows from investing activities
Disposal of property, plant and equipment	1		19
Purchase of property, plant and equipment	(171)		(124)
Net (purchase)/disposal of other investments	(11)		6
Disposal of businesses	1		4
Purchase of businesses	(64)		-
Net cash outflow from investing activities		(244)		(95)

Cash flows from financing activities
Net purchase of own shares for share schemes	(46)		(85)
Own shares repurchased	(354)		(492)
Net increase in loans	1,802		580
Net equity dividends paid	(527)		(523)
Net cash from financing activities		875		(520)

Net increase/(decrease) in net cash and cash equivalents		1,199		(80)
Exchange differences		81		12
Net cash and cash equivalents at beginning of the period		683		839
Net cash and cash equivalents at end of the period		1,963		771

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,088		811
Bank overdrafts		(125)		(40)
		1,963		771

NOTES

1.	Basis of preparation

These condensed consolidated financial statements are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union and with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2008 except as noted below.

The following standards and interpretations, issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 12 – Service concession arrangements

IFRIC 13 – Customer loyalty programmes

The group has adopted IFRIC 14 – IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction as at 31 December 2008.  IFRIC 14 provides additional guidance on assessing the amount that can be recognised as an asset of a defined benefit pension surplus and as a consequence the amount of deferred tax on that surplus.  The adoption of IFRIC 14 at 31 December 2008 has not had a material impact on the balance sheet of the group at 31 December 2008.  There is no impact on the income statement.  No restatement of prior year financial information is necessary as the amounts involved are immaterial.

The group has adopted the amendment to IAS 23 – Borrowing costs for capital expenditure incurred on significant projects that commenced post 1 July 2007.  The amount of borrowing costs capitalised in the period was £2 million. No restatement of prior year information is necessary as the amounts involved are immaterial.

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

IAS 1 (Revised) – Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009)

IAS 27 (Revised) – Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009)

Amendment to IAS 38 – Intangible assets (effective for annual periods beginning on or after 1 January 2009)

Amendment to IFRS 2 – Share-based payments (effective for annual periods beginning on or after 1 January 2009)

IFRS 3 (Revised) – Business combinations (effective for annual periods beginning on or after 1 July 2009)

IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009)

IFRIC 15 – Agreements for the construction of real estate (effective for annual periods beginning on or after 1 January 2009)

IFRIC 16 – Hedges of a net investment in a foreign operation (effective for annual periods beginning on or after 1 October 2008)

IFRIC 17 – Distributions on Non-cash assets to owners (effective for annual periods beginning on or after 1 July 2009)

The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group is currently assessing the impact this amendment to the standard would have on the results and net assets of the group.

IFRS 3 (Revised) continues to apply the acquisition method to business combinations with some significant changes, particularly around the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs. These changes will apply to business combinations occurring from 1 July 2009.

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is principally concerned with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

The group does not currently believe the adoption of the remaining standards or interpretations would have a material impact on the consolidated results or financial position of the group. With the exception of IAS 1 (Revised), the amendments to IFRS 2, IAS 27 and IFRS 8, none of the above standards and interpretations not yet adopted by Diageo has been endorsed or adopted for use in the European Union.

The comparative figures for the financial year ended 30 June 2008 are not the company’s statutory accounts for that financial year.  Those accounts have been reported on by the company’s auditors and delivered to the registrar of companies.  The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2.	Business and geographical analyses

Business analysis is presented under the categories of North America, Europe, International, Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:

	Six months ended 31 December 2008		Six months ended 31 December 2007
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million

North America	2,043	682	1,546	491
Europe	2,431	534	2,217	509
International	1,517	420	1,277	347
Asia Pacific	661	93	582	99
	6,652	1,729	5,622	1,446
Corporate	39	(93)	45	(32)
	6,691	1,636	5,667	1,414

Geographical analysis of sales and operating profit by destination:

	Six months ended 31 December 2008		Six months ended 31 December 2007
	Sales	Operating profit	Sales	Operating profit
	£ million	£ million	£ million	£ million

North America	2,054	686	1,566	502
Europe	2,493	451	2,291	484
Asia Pacific	676	99	601	107
Latin America	664	185	568	160
Rest of World	804	215	641	161
	6,691	1,636	5,667	1,414

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.

The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.

Analysis of total assets:

	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

North America	1,248	889	894
Europe	1,666	1,239	1,576
International	1,362	964	1,028
Asia Pacific	650	474	479
Moët Hennessy	2,110	1,643	1,584
Corporate and other	15,007	10,818	9,626
	22,043	16,027	15,187

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.66  (2007 - £1 = $2.03) and euro - £1 = €1.21 (2007 - £1 = €1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.46  (30 June 2008 - £1 = $1.99; 31 December 2007 - £1 = $1.99) and euro - £1 = €1.05 (30 June 2008 - £1 = €1.26; 31 December 2007 - £1 = €1.36).  The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the six months ended 31 December 2008 costs of £13 million in respect of the restructuring of Irish brewing operations, which commenced in the year ended 30 June 2008, have been identified as a pre-tax exceptional item. There was a pre-tax exceptional gain of £5 million on the sale of shares in Top Table in the six months ended 31 December 2007.

4.	Net interest and other finance charges

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Interest payable	(311)	(196)
Interest receivable	45	43
Market value movements on interest rate instruments	(31)	(4)
Net interest payable	(297)	(157)

Net finance income in respect of post employment plans	-	23
Unwinding of discounts	(11)	(8)
Other finance charges	(17)	(7)
	(28)	8
Net exchange movements on certain financial instruments	(19)	(7)
Net other finance (charges)/income	(47)	1

5.	Taxation

The £211 million (2007 - £354 million) taxation charge for the six months ended 31 December 2008 comprises a UK tax credit of £76 million (2007 – charge of £23 million) and a foreign tax charge of £289 million (2007 - £331 million) and a foreign tax credit on exceptional items of £2 million (2007 – nil).

6.	Inventories
	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

Raw materials and consumables	399	294	280
Work in progress	25	21	18
Maturing inventories	2,240	1,939	1,870
Finished goods and goods for resale	689	485	527
	3,353	2,739	2,695

7.	Net borrowings
	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,892)	(1,663)	(1,372)
Borrowings due after one year	(9,223)	(5,545)	(5,154)
Fair value of interest rate hedging instruments	172	27	29
Fair value of foreign currency swaps and forwards	448	29	(27)
Finance lease liabilities	(9)	(9)	(11)
	(10,504)	(7,161)	(6,535)

Less: Cash and cash equivalents	2,088	714	811
	(8,416)	(6,447)	(5,724)

In the six months ended 31 December 2008, the group issued a US $1,500 million global bond repayable in January 2014 with a coupon of 7.375% and a €1,000 million global bond repayable in December 2014 with a coupon of 6.625%. A US $250 million bond was repaid.

8.	Reconciliation of movement in net borrowings
	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Net borrowings at beginning of the period	(6,447)	(4,845)

Increase/(decrease) in net cash and cash equivalents before exchange	1,199	(80)
Cash flow from change in loans	(1,802)	(580)
Change in net borrowings from cash flows	(603)	(660)
Exchange differences	(1,470)	(227)
Other non-cash items	104	8
Net borrowings at end of the period	(8,416)	(5,724)

9.	Movements in total equity
	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Total equity at beginning of the period	4,175	4,170

Total recognised income and expense for the period	1,424	1,004
Dividends paid to equity shareholders	(527)	(523)
Dividends paid to minority interests	(69)	(37)
Share trust arrangements	33	43
Tax on share trust arrangements	(3)	(2)
Own shares repurchased	(354)	(492)
Purchase of own shares for holding as treasury shares for Share scheme hedging	(63)	(112)
Net movement in total equity	441	(119)
Total equity at end of the period	4,616	4,051

Total equity at the end of the period includes gains of £187 million (30 June 2008 – gains of £15 million) in respect of cumulative translation differences and £2,156 million (30 June 2008 - £2,341 million) in respect of own shares held as treasury shares.

10.	Dividends
	Six months ended 31 December 2008 £ million	Six months ended 31 December 2007 £ million
Amounts recognised as distributions to equity holders in the period

Final dividend paid for the year ended 30 June 2008 of 21.15p (2007 – 20.15p) per share	527	523

An interim dividend of 13.90 pence per share for the six months ended 31 December 2008 (2007 – 13.20 pence per share) was approved by the Board on 11 February 2009.  As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2008.

11.	Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£137 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2008 the group has given performance guarantees and indemnities to third parties of £148 million.

There has been no material change since 31 December 2008 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that to the best of their knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that                         have  taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the 2008 Annual Report

The directors of Diageo plc are listed in the Diageo Annual Report for the year ended 30 June 2008.

By order of the board of Diageo plc

N.C. Rose
Chief Financial Officer
11 February 2009

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2008 which comprises the condensed consolidated income statement, the condensed consolidated statement of recognised income and expense, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as endorsed and adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed and adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2008 is not prepared, in all material respects, in accordance with IAS 34 as endorsed and adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants

8 Salisbury Square
London, EC4Y 8BB, UK
11 February 2009

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to six months ended 31 December 2007 (2007) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divide by five.

Net sales are sales after deducting excise duties.

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc vodka, Don Julio, Ketel One vodka and Zacapa rum.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 40 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

1.	Organic movement

Organic movements in volume, sales, net sales, operating profit, operating margin and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise.  Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions, disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales, operating profit and operating margin

Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2008 were as follows:

Volume	2007 reported units million	Acquisitions disposals and transfers units(2) million	Organic movement units million	2008 reported units million	Organic movement %

North America	27.2	1.2	0.5	28.9	2
Europe	23.7	-	(1.2)	22.5	(5)
International	20.9	0.1	(0.4)	20.6	(2)
Asia Pacific	7.1	-	(0.6)	6.5	(8)
Total	78.9	1.3	(1.7)	78.5	(2)

Sales	2007 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %

North America	1,546	324	97	76	2,043	4
Europe	2,217	224	5	(15)	2,431	(1)
International	1,277	82	1	157	1,517	12
Asia Pacific	582	38	-	41	661	7
Corporate	45	2	-	(8)	39
Total sales	5,667	670	103	251	6,691	4

Net sales	2007 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %

North America	1,321	274	92	68	1,755	4
Europe	1,433	163	4	(40)	1,560	(3)
International	1,050	64	1	122	1,237	11
Asia Pacific	438	28	-	11	477	2
Corporate	45	2	-	(8)	39
Total net sales	4,287	531	97	153	5,068	3
Excise duties	1,380				1,623
Total sales	5,667				6,691

Operating profit	2007 Reported £ million	Exceptional items(3) £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %

North America	491	-	108	44	39	682	7
Europe	509	(13)	63	-	(25)	534	(4)
International	347	-	30	2	41	420	11
Asia Pacific	99	-	(1)	-	(5)	93	(5)
Corporate	(32)	-	(97)	-	36	(93)
Total	1,414	(13)	103	46	86	1,636	6

Notes:  Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and the euro.

(2)
The impact of acquisitions, disposals and transfers are excluded from the organic movement percentages. Transfers represent the movement between operating units of certain activities. In the six months ended 31 December 2008:

a.
Acquisitions in the second half of the year ended 30 June 2008 that affected volume, sales, net sales and operating profit were the acquisition of Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum, which contributed volume, sales, net sales and operating profit of 1.3 million equivalent units, £103 million, £97 million and £46 million respectively in the six months ended 31 December 2008

b.	There were no disposals
c.	There were no transfers.

(3)
Operating exceptional items in the six months ended 31 December 2008 comprised charges of £13 million in respect of the restructuring of Irish brewing operations. There were no operating exceptional items in the six months ended 31 December 2007.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the amounts in the columns headed 2007 Reported, the column headed Exchange and the amounts, if any, in respect of disposals and transfers included in the column headed Acquisitions, disposals and transfers. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.  In the calculation of operating profit the overheads included in disposals are only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

Underlying movement in earnings per share

The group’s management believes basic earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance.  The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share, being the impact of retranslating prior period reported results at current period exchange rates and the impact of exceptional items, acquisitions and disposals and the application of an underlying tax rate for each period.  These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic earnings per share and reported movements therein.

The underlying movement calculation in earnings per share for the six months ended 31 December 2008 was as follows:

Pence per share (6)

Basic eps for six months ended 31 December 2007	37.6
Exceptional items (1)	(0.1)
Tax equalisation (2)	-
Exchange (3)	1.9
IAS 21 and IAS 39 (4)	0.3
Adjusted basic eps for six months ended 31 December 2007	39.7

Basic eps for six months ended 31 December 2008	45.6
Exceptional items (1)	0.5
Tax equalisation (2)	(4.1)
IAS 21 and IAS 39 (4)	1.6
Acquisitions (5)	(0.2)
Adjusted basic eps for six months ended 31 December 2008	43.4

Basic eps growth	21%
Adjusted basic eps growth - underlying growth	9%

Notes:  Information relating to the current period

1)
In the six months ended 31 December 2008, there was an exceptional charge after tax of £11 million for restructuring of Irish brewing operations. The exceptional item in the six months ended 31 December 2007 was the gain on sale of a business of £5 million.

2)	Tax equalisation - the impact of adjusting the reported tax rate for each period to the underlying tax rate for each period (see 5 – Underlying tax rate).

3)
Exchange - the exchange adjustments for operating profit and net finance charges are principally in respect of the US dollar and the euro.  Exchange adjustments are taxed at the underlying tax rate for the period.

4)	Amounts under IAS 21 and IAS 39 reported in net finance charges after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

5)	Acquisitions impacting the results for the six months ended 31 December 2008 were Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum.

6)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the six months ended 31 December 2008 of 2,492 million (2007 – 2,590 million).

Notes: Organic movement calculations methodology

a)
Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: (i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period); (ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the underlying tax rate) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)
Where a business, brand, brand distribution right or agency agreement or investment was acquired subsequent to the end of the equivalent prior period, in underlying movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the underlying tax rate) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)
The exchange effects of IAS 21 in respect of short term inter-company funding balances and IAS 39 in respect of market value movements as recognised in net finance charges are removed from both the current and prior period as part of the underlying movement calculation.

d)
Organic movement percentages for basic earnings per share are calculated as the underlying movement amount in pence, expressed as the percentage of the prior period results at current period exchange rates, and after making an adjustment in each period for exceptional items, tax equalisation, the impacts of IAS 21 and IAS 39 on net finance charges and acquisitions and disposals.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Capital employed comprises net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2008 and 31 December 2007 were as follows:

	2008	2007
	£ million	£ million

Operating profit	1,636	1,414
Exceptional items	13	-
Associates’ profits after interest and taxation	120	105
Tax at the underlying tax rate of 22% (2007 – 26%)	(389)	(395)
	1,380	1,124

Average net assets (excluding net post employment liabilities)	4,730	4,386
Average net borrowings	7,432	5,285
Average integration and restructuring costs (net of tax)	1,006	931
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	14,730	12,164

Return on average total invested capital	18.7%	18.5%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2008 and 31 December 2007 were as follows:

	2008	2007
	£ million	£ million

Average total invested capital (see 3 above)	14,730	12,164

Operating profit	1,636	1,414
Exceptional items	13	-
Associates’ profit after interest and taxation	120	105
Tax at the underlying tax rate of 22% (2007 – 26%)	(389)	(395)
	1,380	1,124
Capital charge at 9% of average total invested capital	(663)	(547)
Economic profit	717	577

5.	Underlying tax rate

The underlying tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group's management believe the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group's management, relate to tax on items reported as exceptional, movement on deferred tax assets arising from intragroup reorganisations which are due to changes in estimates in expected future utilisation, any other tax charge or credit that arises from intra-group reorganisations and items which are offset by credits or debits in discontinued operations.

In the six months ended 31 December 2008 the reported tax rate was 15% and the underlying rate was 22% under current legislation. The items decreasing the reported rate relate to settlements agreed with tax authorities in respect of intra-group reorganisations which gave rise to changes in the value of deferred tax assets and corporate tax provisions held in the balance sheet. For the six months ended 31 December 2007 there was no difference between the reported tax rate of 26% and the underlying tax rate.

6.  Interest Cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believe that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

Principal risks

The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. Details of the key risks particular to the group can be found in the 2008 Annual Report, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•	developments in any litigation or other similar proceedings directed at the drinks and spirits industry;

•	developments in the Colombian litigation, Turkish customs litigation or any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials, labour and/or energy;

•	changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this announcement.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This announcement includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

For further information

Half Year Results Webcast

At 09.30 (UK time) on Thursday 12 February, Paul Walsh, CEO and Nick Rose, CFO will present Diageo’s Half Year Results as a webcast.  This will be available to view at www.diageo.com.  The presentation slides will be available from 08.45 (UK time).  The transcript will be available after 11.00 (UK time) and both will be available for download at www.diageo.com.  An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 152
Germany Toll free – 0800 673 8355
Ireland Toll free – 1800 944 322
Italy Toll free – 800 976 303
Netherlands Toll free – 0800 265 9174
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287

International  – +44 (0)20 7138 0829

Please quote confirmation code:  3284633

A transcript of the Q&A session will be available for download at www.diageo.com on 13 February.

US Analysts Conference Call

Paul Walsh, CEO and Nick Rose, CFO will host a conference call for US analysts and investors at 15.00 (UK time) on Thursday 12 February.  To participate, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 155
Germany Toll free – 0800 673 8354
Ireland Toll free – 1800 944 322
Italy Toll free – 800 088 737
Netherlands Toll free – 0800 265 9175
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287

International  – +44 (0)20 7138 0828

Please quote confirmation code:  8538724

A transcript of the Conference Call will be available for download at www.diageo.com on 13 February.

Conference Call Replay

The conference call will also be available on instant replay from 17.00 (UK time) and will be available until 26 February 2009.  Please use the following dial-in numbers:

UK Toll free – 0800 358 7743
North America Toll free – 1866 883 4489
France Toll free – 0800 911 479
Germany Toll free – 0800 181 4459
Ireland Toll free – 1800 994 326
Italy Toll free – 800 088 747
Netherlands Toll free – 0800 027 0028
Switzerland Toll free – 0800 000 289

International  – +44 (0)20 7806 1970

Please quote confirmation code:  8538724

Investor enquiries to:	Stephen Howe	+44 (0) 20 7927 4216
	Andy Bottomley	+44 (0) 20 7927 4223
	Barry Mulholland	+44 (0) 20 7927 5900
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 7927 4613
	Rachael Shaw	+44 (0) 20 7927 5820
Media@diageo.com